VIA EDGAR	September 10, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	George Schuler

Dear George:

Re:	Xtra-Gold Resources Corp.
Amendment No. 5 to
Registration Statement on Form SB-2
Filed August 10, 2007
File No. 333-139037

I would like to thank you for spending the time on September 2, 2007 to answer my questions in connection with the SEC’s letter of August 28, 2007 concerning our Amendment No. 5 to Registration Statement on Form SB-2.

As discussed in comment 5, once we have demonstrated the economic viability of the mining projects through the cash flow analysis requested by the SEC, comments 3, 4, and 6 will no longer be applicable. We have enclosed a disk with the updated cash flow analysis for your review. I would like to point out the following:

●

We have reduced the feed grade to coincide with the reserve grade of 0.57 g/m3 set out in the Feasibility Study. However, it should be noted that currently our production feed grade is averaging 0.99 g/m3. The reason for the significant difference between the reserve grade reported in the Feasibility Study and our current feed grade is on account of our stripping more of the low grade material

TORONTO HEAD OFFICE

Suite 301 – 360 Bay Street Toronto ON M5H 2V6

PHONE:	(416) 366-4227	E-MAIL:	jameslongshore@hotmail.com
FAX:	(416) 366-4225	WEB SITE:	www.xtragold.com

off the deposit at the top layer and we have found that the reserves were underestimated by approximately 15%.

●	We used an average gold price of $483 per ounce for our model, which is the average dating three years back from December 31, 2006.

Operating Expense Information:

●

Our model uses a $0.85 per litre price for diesel fuel, which is currently running at $0.80 per litre. Our mine operation is self-contained and runs on generators which is currently our only source of power.

●	We have contracted out the earth-moving and hauling operation.

●

Our employee wages and benefits totalled $36,671.95 for the month of July 2007, Our model assumes a $50,000.00 monthly average for wages and benefits. The difference between the actual employee wages and benefits and our model provides for an ample allowance for salary increases. It should be noted that the Ghana currency (cedis) has been very stable in relation to the US dollar. When I started going to Ghana in 2002, the exchange rate was US$1.00 converted to 9,000 cedis. Currently the exchange rate for US$1.00 is 9,250 cedis. The Ghana currency has had a slight appreciation to the US dollar over the last 5 years.

●

Our model indicates gold sales expenses of $262,543. Gold sales expenses are currently running at 3.5% of net gold sales, as we are selling our gold locally in Ghana. This expense should be reduced significantly to approximately $50,000.00 per month once we are able to export our gold. This will result in a monthly savings of approximately $212,543. We have made an application to the Ghanaian government authorities to obtain their permission to export our gold.

●	Government royalties are fixed at 3% of net gold sales, throughout the life of the mine.

●

The plant will need to be moved twice during the life of the mine to reduce hauling costs. This will require 2 months of downtime at an estimated hauling cost of $200,000 for each move. In our model, the plant will be moved at the start of year 8 and at the start of year 12.

We trust that this further information clearly evidences the economic viability of our mining operation. We have also enclosed our updated gold sales sheet to demonstrate the continuing revenue “stream” and a few pictures of our operating mine.

                        If you have any further questions or comments, please contact the undersigned at (416) 579-2274 or our counsel, James Schneider of Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	James Longshore
James Longshore,
Enclosures	President

cc:	James Schneider
Richard W. Grayston, Chairman